

May 2, 2011

Via Facsimile

Ms. Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.
33 Coffee Lane
Waterbury, Vermont 05676

> **Re: Green Mountain Coffee Roasters, Inc.**
> **Form 10-K for the Fiscal Year Ended September 25, 2010**
> **Filed December 9, 2010**
> **Form 10-Q for the Thirteen Weeks ended December 25, 2010**
> **Filed February 3, 2011**
> **Response Letter Dated March 29, 2011**
> **File No. 1-12340**

Dear Ms. Rathke:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 25, 2010

Financial Statements

General

1.   We understand that you are proposing to limit our requests for amendment to compliance in future filings. We are considering your request at this time.

Form 8-K/A filed on March 3, 2011

Exhibit 99.4 Pro Forma Condensed Combined Financial Information (Unaudited)

2. We note you include pro forma financial information related to the acquisition of Timothy's, Diedrich and Van Houtte under this heading. Please provide further details about each of the adjustments listed below, clearly explaining how each adjustment is (i) directly attributable to the acquisitions (ii) expected to have a continuing impact, and (iii) factually supportable to comply with Rule 11-02(b)(6) of Regulation S-X:

   • Note G - Acquisition-related expenses in the amount of $10,049,000 and $19,359,000 for the thirteen weeks ended December 25, 2010 and the fifty-two weeks ended September 25, 2010 respectively.

   • Note G – Stock compensation in the amount of $5,997 for the fifty-two weeks ended September 25, 2010.

   • Note H – Loss on derivatives in the amount of $6,290,000 and $8,289,000 for the thirteen weeks ended December 25, 2010 and the fifty-two weeks ended September 25, 2010 respectively.

   • Note K – Merger related expenses in the amount of $9,751,000 for the fifty-two weeks ended September 25, 2010 respectively.

Closing Comments

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.   Please contact Caroline Kim at (202) 551-3878 or, in her absence, Alex Ledbetter at (202) 551- 3317 or me at (202) 551- 3745 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director